UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

HRG Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
40434J100
(CUSIP Number)
David N. Brooks –
Secretary, Vice President and General Counsel
c/o Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 798-6100
With copies to:
Andrew D. Garelick, Esq.
Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square,
New York, NY 10036
(212) 735-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40434J100

(1)	Name of Reporting Persons CF Turul LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Operating Entity I LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): PN; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely as sole managing member of FIG LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Credit Opportunities Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Credit Opportunities MA Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Credit Opportunities MA II Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons FCO MA LSS Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Credit Opportunities MA Maple Leaf Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Global Opportunities (Yen) Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Drawbridge Special Opportunities Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Special Opportunities Advisors LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons FIG LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)
Solely as owner of all the membership interests in the following investment advisors: Fortress Credit Opportunities Advisors LLC, Fortress Credit Opportunities MA Advisors LLC, Fortress Credit Opportunities MA II Advisors LLC, FCO MA LSS Advisors LLC, Fortress Credit Opportunities MA Maple Leaf Advisors LLC, Fortress Global Opportunities (Yen) Advisors LLC, Drawbridge Special Opportunities Advisors LLC and Fortress Special Opportunities Advisors LLC.

CUSIP No. 40434J100

(1)	Name of Reporting Persons FIG Corp.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its capacity as the General Partner of Fortress Operating Entity I LP.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Fortress Investment Group LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its capacity as the holder of all the issued and outstanding shares of FIG Corp.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Peter L. Briger, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

CUSIP No. 40434J100

(1)	Name of Reporting Persons Constantine M. Dakolias
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 32,994,740 (1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 32,994,740 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,740 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 16.4%
(14)	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D, filed on May 23, 2011 (File No. 005-19362), as amended by Amendment No. 1 filed on August 12, 2011, Amendment No. 2 filed on February 14, 2014, Amendment No. 3 filed on May 19, 2014, Amendment No. 4 filed on February 23, 2015 and Amendment No. 5 filed on July 26, 2017 (as amended from time to time, the “Amended Schedule 13D”), and relates to shares of common stock, $0.01 par value per share (“Common Stock”), of HRG Group, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Amended Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Items 2(a), 2(b), 2(c) and 2(f) are hereby amended as follows:

This Schedule 13D is being filed jointly by the following persons (the “Reporting Persons”):

(1) CF Turul LLC, a Delaware limited liability company (“CF Turul”);

(2) Fortress Credit Opportunities Advisors LLC, a Delaware limited liability company (“FCOA”);

(3) Fortress Credit Opportunities MA Advisors LLC, a Delaware limited liability company;

(4) Fortress Credit Opportunities MA II Advisors LLC, a Delaware limited liability company;

(5) FCO MA LSS Advisors LLC, a Delaware limited liability company;

(6) Fortress Credit Opportunities MA Maple Leaf Advisors LLC, a Delaware limited liability company;

(7) Fortress Global Opportunities (Yen) Advisors LLC, a Delaware limited liability company;

(8) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company;

(9) Fortress Special Opportunities Advisors LLC, a Delaware limited liability company;

(10) FIG LLC, a Delaware limited liability company (“FIG LLC”);

(11) Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”);

(12) FIG Corp., a Delaware corporation (“FIG Corp.”);

(13) Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”);

(14) Constantine M. Dakolias; and

(15) Peter L. Briger, Jr.

Set forth in Annex A attached hereto is a listing of the directors and executive officers of persons that may be deemed to control the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

Joint Investment Committee Agreement

Pursuant to a joint investment committee agreement (the “JIC Agreement”) among Fortress, FIG Corp., FOE I, Constantine M. Dakolias and certain other individuals, including Peter L. Briger, Jr. (collectively, the “JIC Parties”), the JIC Parties have agreed that Messrs. Dakolias and Briger (each, a “Committee Member”) have all voting authority over the shares of Common Stock that are or may be deemed to be beneficially owned by each of the Reporting Persons. Each of the Committee Members is a United States Citizen. The principal occupation of each of the Committee Members is serving as investment professionals. The principal office of each of the Committee Members is located at 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented by the addition of the following:

On February 24, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spectrum Brands Holdings, Inc., a Delaware corporation (“Spectrum”), HRG SPV Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of the Issuer, and HRG SPV Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer.  Among other things, the Merger Agreement contemplates one or more mergers involving certain of the Issuer’s subsidiaries (collectively, the “Merger”), a new composition of the Issuer’s board of directors that does not include an appointee of CF Turul, and the amendment and restatement of the Issuer’s certificate of incorporation (the “Amended HRG Charter”).  The Amended HRG Charter would, among other things, change the Issuer’s corporate name to “Spectrum Brands Holdings, Inc.”, effect a reverse stock split involving the Common Stock (the “Reverse Split”), and generally retain transfer restrictions present in the Issuer’s existing certificate of incorporation. However, the Amended HRG Charter would except from those restrictions certain transfers by (i) Leucadia National Corporation (“Leucadia”) and its affiliates and stockholders and (ii) CF Turul and its affiliates and ultimate owners.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to: (i) the description contained in the Current Report on Form 8-K filed by the Issuer on February 26, 2018, which also contains a description of additional agreements entered into by the Issuer in connection with the Merger Agreement and the transactions contemplated by such additional agreements; and (ii) the full text of the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

The responses set forth in Item 6 are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) are hereby supplemented by the addition of the following:

CF Turul continues to hold 32,994,740 shares of Common Stock and one share of Preferred Stock. As of the date hereof, CF Turul may be deemed to beneficially own approximately 16.4% of the Issuer’s Common Stock. Such disclosure is based on 201,842,876 shares of Common Stock outstanding as of February 6, 2018, as reported in the Issuer’s Form 10-Q filed on February 9, 2018. Each of the Reporting Persons may be deemed to be a beneficial owner of the shares owned by CF Turul.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented by the addition of the following:

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, CF Turul entered into a voting agreement with the Issuer (the “Fortress Voting Agreement”) that, among other things, requires that CF Turul (i) vote or exercise its right to consent with respect to its share of Preferred Stock and all Common Stock to approve the Amended HRG Charter and take certain other actions, including voting against an alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement and (ii) refrain from commencing, and take reasonable actions to opt out of, certain litigation related to the Merger Agreement and the Fortress Voting Agreement. The

Fortress Voting Agreement also contains a customary lockup with respect to CF Turul’s Preferred Stock and Common Stock.  In addition, the Fortress Voting Agreement requires that, following the consummation of the Merger, the Issuer keep CF Turul reasonably informed of certain potential repurchases and refrain from certain potential repurchases (“Issuer Post-Merger  Obligations”).  The Fortress Voting Agreement and the obligations thereunder (other than the Issuer Post-Merger Obligations, which survives until a later specified expiration) terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of any Adverse Recommendation Change (as defined in the Merger Agreement) and (iii) certain specified amendments to the Merger Agreement that may be adverse to CF Turul. The Fortress Voting Agreement furthermore includes CF Turul’s covenant to transfer to the Issuer, effective immediately prior to but conditioned upon the filing of the Amended HRG Charter and the effectiveness of the Reverse Split, and for no additional consideration, its share of Preferred Stock (the “Preferred Stock  Transfer”), which in turn will terminate all rights corresponding to such share of Preferred Stock in the Issuer’s organizational documents. Spectrum is an express third party beneficiary of the Fortress Voting Agreement and no provision of the Fortress Voting Agreement may be amended or waived without the prior written consent of Spectrum.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

At or prior to the closing of the Mergers, the Issuer, CF Turul and Leucadia will execute a registration rights agreement substantially in the form attached as Exhibit E to the Merger Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the combined company will agree to file within 30 days following the closing of the Merger a shelf registration statement and keep such shelf registration statement effective so long as CF Turul and Leucadia (and their permitted assigns) own Registrable Securities (as defined in the Registration Rights Agreement). In addition, CF Turul and Leucadia (and their permitted assigns) will be able to cause the combined company to undertake two underwritten take downs of the shelf registration statement. The Registration Rights Agreement will also grant certain customary piggyback rights for CF Turul and Leucadia (and their permitted assigns). The Registration Rights Agreement will allow CF Turul and Leucadia (and their affiliates) to transfer their registration rights to, among others, certain permitted transferees, including to affiliates of CF Turul and Leucadia, respectively, and to persons advised by CF Turul or Leucadia, respectively (so long as the decision-making control with respect to such interests remains after such transfer with CF Turul or Leucadia, respectively), and in certain circumstances, to the direct or indirect members, shareholders, general or limited partners, or other equityholders of CF Turul and Leucadia.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Certificate of Designation

Upon the consummation of the Preferred Stock Transfer, CF Turul’s rights under the Certificate of Designation for the Series A Participating Preferred Common Stock, as amended, including, without limitation, the right to appoint a director of the Issuer pursuant to Section 7 thereof, shall terminate.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Description

99.1
Merger Agreement, dated February 24, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 26, 2018).

99.2
Voting Agreement, dated February 24, 2018, by and between HRG Group, Inc. and CF Turul LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by HRG Group Inc. on February 26, 2018).

99.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by HRG Group Inc. on February 26, 2018).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 28, 2018

CF TURUL LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS CREDIT OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS CREDIT OPPORTUNITIES MA ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS CREDIT OPPORTUNITIES MA II ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FCO MA LSS ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS CREDIT OPPORTUNITIES MA MAPLE LEAF ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS GLOBAL OPPORTUNITIES (YEN) ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS SPECIAL OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, Vice President and General Counsel

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., as General Partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, Vice President and General Counsel

FIG CORP.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, Vice President and General Counsel

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, Vice President and General Counsel

/s/ Peter L. Briger, Jr.
Peter L. Briger, Jr.

/s/ Constantine M. Dakolias
Constantine M. Dakolias

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF CF TURUL LLC

The name and principal occupation of the each of the directors and executive officers of CF Turul LLC (“CF Turul”) are listed below. The principal business address of each of the directors and executive officers of CF Turul LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of CF Turul
Constantine M. Dakolias	President of CF Turul
Marc K. Furstein	Chief Operating Officer of CF Turul
William A. Covino	Chief Financial Officer of CF Turul
Jennifer Sorkin	Treasurer of CF Turul
James K. Noble III	Secretary of CF Turul
Megan E. Johnson	Assistant Secretary of CF Turul
Jason Meyer	Authorized Signatory of CF Turul
Scott Silvers	Authorized Signatory of CF Turul
Daniel N. Bass	Authorized Signatory of CF Turul
David N. Brooks	Authorized Signatory of CF Turul

DIRECTORS AND EXECUTIVE OFFICERS OF THE INVESTMENT ADVISORS

The following entities are investment advisors to one or more of the Fortress-managed funds that own the membership interests in CF Turul: Fortress Credit Opportunities MA Advisors LLC, Fortress Credit Opportunities MA II Advisors LLC, FCO MA LSS Advisors LLC, Fortress Credit Opportunities MA Maple Leaf Advisors LLC, Fortress Global Opportunities (Yen) Advisors LLC, Drawbridge Special Opportunities Advisors LLC and Fortress Special Opportunities Advisors LLC (the “Investment Advisors”).

The name and principal occupation of the each director and executive officer of the Investment Advisors is below. The principal business address of each director and executive officer is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Fortress Credit Opportunities and Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of FCOA
Constantine M. Dakolias	President of FCOA
Marc K. Furstein	Chief Operating Officer of FCOA
William A. Covino	Chief Financial Officer of FCOA
David M. Prael	Chief Administrative Officer of FCOA
Jennifer Sorkin	Treasurer of FCOA
James K. Noble III	Secretary of FCOA
Megan E. Johnson	Assistant Secretary of FCOA
Jason Meyer	Authorized Signatory of FCOA
Scott Silvers	Authorized Signatory of FCOA
Daniel N. Bass	Authorized Signatory of FCOA
David N. Brooks	Authorized Signatory of FCOA

Fortress Credit Opportunities MA Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Credit Opportunities MA Advisors LLC
Constantine M. Dakolias	President of Fortress Credit Opportunities MA Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Credit Opportunities MA Advisors LLC
William A. Covino	Chief Financial Officer of Fortress Credit Opportunities MA Advisors LLC
David M. Prael	Chief Administrative Officer of Fortress Credit Opportunities MA Advisors LLC
Jennifer Sorkin	Treasurer of Fortress Credit Opportunities MA Advisors LLC
James K. Noble III	Secretary of Fortress Credit Opportunities MA Advisors LLC
Megan E. Johnson	Assistant Secretary of Fortress Credit Opportunities MA Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Credit Opportunities MA Advisors LLC
Scott Silvers	Authorized Signatory of Fortress Credit Opportunities MA Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Credit Opportunities MA Advisors LLC
David N. Brooks	Authorized Signatory of Fortress Credit Opportunities MA Advisors LLC

Fortress Credit Opportunities MA II Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Credit Opportunities MA II Advisors LLC
Constantine M. Dakolias	President of Fortress Credit Opportunities MA II Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Credit Opportunities MA II Advisors LLC
William A. Covino	Chief Financial Officer of Fortress Credit Opportunities MA II Advisors LLC
David M. Prael	Chief Administrative Officer of Fortress Credit Opportunities MA II Advisors LLC
Jennifer Sorkin	Treasurer of Fortress Credit Opportunities MA II Advisors LLC
James K. Noble III	Secretary of Fortress Credit Opportunities MA II Advisors LLC
Megan E. Johnson	Assistant Secretary of Fortress Credit Opportunities MA II Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Credit Opportunities MA II Advisors LLC
Scott Silvers	Authorized Signatory of Fortress Credit Opportunities MA II Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Credit Opportunities MA II Advisors LLC
David N. Brooks	Authorized Signatory of Fortress Credit Opportunities MA II Advisors LLC

FCO MA LSS Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of FCO MA LSS Advisors LLC
Constantine M. Dakolias	President of FCO MA LSS Advisors LLC
Marc K. Furstein	Chief Operating Officer of FCO MA LSS Advisors LLC
William A. Covino	Chief Financial Officer of FCO MA LSS Advisors LLC
David M. Prael	Chief Administrative Officer of FCO MA LSS Advisors LLC
Jennifer Sorkin	Treasurer of FCO MA LSS Advisors LLC
James K. Noble III	Secretary of FCO MA LSS Advisors LLC
Megan E. Johnson	Assistant Secretary of FCO MA LSS Advisors LLC
Jason Meyer	Authorized Signatory of FCO MA LSS Advisors LLC
Scott Silvers	Authorized Signatory of FCO MA LSS Advisors LLC
Daniel N. Bass	Authorized Signatory of FCO MA LSS Advisors LLC
David N. Brooks	Authorized Signatory of FCO MA LSS Advisors LLC

Fortress Credit Opportunities MA Maple Leaf Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Constantine M. Dakolias	President of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
William A. Covino	Chief Financial Officer of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
David M. Prael	Chief Administrative Officer of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Jennifer Sorkin	Treasurer of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
James K. Noble III	Secretary of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Megan E. Johnson	Assistant Secretary of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Scott Silvers	Authorized Signatory of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
David N. Brooks	Authorized Signatory of Fortress Credit Opportunities MA Maple Leaf Advisors LLC

Fortress Global Opportunities (Yen) Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Global Opportunities (Yen) Advisors LLC
Constantine M. Dakolias	President of Fortress Global Opportunities (Yen) Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Global Opportunities (Yen) Advisors LLC
Jill Chanes	Chief Financial Officer of Fortress Global Opportunities (Yen) Advisors LLC
David M. Prael	Chief Administrative Officer of Fortress Global Opportunities (Yen) Advisors LLC
Jennifer Sorkin	Treasurer of Fortress Global Opportunities (Yen) Advisors LLC
James K. Noble III	Secretary of Fortress Global Opportunities (Yen) Advisors LLC
Megan E. Johnson	Assistant Secretary of Fortress Global Opportunities (Yen) Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Global Opportunities (Yen) Advisors LLC
Scott Silvers	Authorized Signatory of Fortress Global Opportunities (Yen) Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Global Opportunities (Yen) Advisors LLC
David N. Brooks	Authorized Signatory of Fortress Global Opportunities (Yen) Advisors LLC

Drawbridge Special Opportunities Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Drawbridge Special Opportunities Advisors LLC
Constantine M. Dakolias	President of Drawbridge Special Opportunities Advisors LLC
Marc K. Furstein	Chief Operating Officer of Drawbridge Special Opportunities Advisors LLC
Avraham Dreyfuss	Chief Financial Officer of Drawbridge Special Opportunities Advisors LLC
David M. Prael	Chief Administrative Officer of Drawbridge Special Opportunities Advisors LLC
Jennifer Sorkin	Treasurer of Drawbridge Special Opportunities Advisors LLC
James K. Noble III	Secretary of Drawbridge Special Opportunities Advisors LLC
Megan E. Johnson	Assistant Secretary of Drawbridge Special Opportunities Advisors LLC
Jason Meyer	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
Scott Silvers	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
Daniel N. Bass	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
David N. Brooks	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC

Fortress Special Opportunities Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Special Opportunities Advisors LLC
Constantine M. Dakolias	President of Fortress Special Opportunities Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Special Opportunities Advisors LLC
David M. Prael	Chief Financial Officer of Fortress Special Opportunities Advisors LLC
Jennifer Sorkin	Treasurer of Fortress Special Opportunities Advisors LLC
James K. Noble III	Secretary of Fortress Special Opportunities Advisors LLC
Megan E. Johnson	Assistant Secretary of Fortress Special Opportunities Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Special Opportunities Advisors LLC
Scott Silvers	Authorized Signatory of Fortress Special Opportunities Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Special Opportunities Advisors LLC
David N. Brooks	Authorized Signatory of Fortress Special Opportunities Advisors LLC

DIRECTORS AND EXECUTIVE OFFICERS OF
 FORTRESS OPERATING ENTITY I LP

The name and principal occupation of the each of the directors and executive officers are listed below. The principal business address of each of the directors and executive officers is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
FIG Corp.	General Partner of Fortress Operating Entity I LP

DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC

FIG LLC (“FIG LLC”) is the sole member of each of the Investment Advisors. The name and principal occupation of the each of the directors and executive officers of FIG LLC are listed below. The principal business address of each of the directors and executive officers of FIG LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of FIG LLC
Peter L. Briger Jr.	Co-Chairman of the Board of Directors and Principal of FIG LLC
Randal A. Nardone	Chief Executive Officer, Principal and Director of FIG LLC
David N. Brooks	Secretary, Vice President and General Counsel of FIG LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of FIG LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

FIG Corp. is the general partner of Fortress Operating Entity I LP, which is the sole managing member of Hybrid. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of FIG Corp.
Peter L. Briger Jr.	Co-Chairman of the Board of Directors and Principal of FIG Corp.
Randal A. Nardone	Chief Executive Officer, Principal and Director of FIG Corp.
David N. Brooks	Secretary, Vice President and General Counsel of FIG Corp.
Daniel N. Bass	Chief Financial Officer and Treasurer of FIG Corp.

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC (“Fortress”), the holder of all of the issued and outstanding shares of FIG Corp. (“FIG Corp.”), are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chief Executive Officer of Fortress
Peter L. Briger, Jr.	Co-Chief Executive Officer of Fortress
Randal A. Nardone	Principal and Director of Fortress
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress
David N. Brooks	Secretary, Vice President and General Counsel of Fortress
Michael G. Rantz	Director of Fortress
George W. Wellde, Jr.	Director of Fortress
Rajeev Misra	Director of Fortress
Yoshimitsu Goto	Director of Fortress